As filed with the Securities and Exchange Commission on September 12, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MADISON HARBOR BALANCED STRATEGIES, INC.

(Name of Subject Company (Issuer))

MADISON HARBOR BALANCED STRATEGIES, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

557529104

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Edward M. Casal
Chief Executive Officer
Madison Harbor Balanced Strategies, Inc.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable*	Not applicable*

*                     No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.                        Summary Term Sheet.

The information set forth in the Offer to Purchase, dated               , 2007 (the “Offer to Purchase”), attached hereto as Exhibit 99(a)(1)(A), is incorporated herein by reference.

Item 2.                        Subject Company Information.

(a)   Name and Address.   The name of the issuer is Madison Harbor Balanced Strategies, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the “Fund”), the address of its principal executive office is 405 Lexington Avenue, New York, NY 10174 and the telephone number of its principal executive office is (212) 380-5500.

(b)   Securities.   This Tender Offer Statement on Schedule TO relates to an offer by the Fund to purchase 2,060 of its issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”). As of September 7, 2007, there were approximately 41,205 Shares issued and outstanding. The offer is for cash at a price equal to the net asset value of the Fund (“NAV”) per Share determined as of September 30, 2007, discounted by 10%, (the “Purchase Price”), and is upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the “Offer”). The Fund’s Board of Directors expects to determine the NAV as of September 30, 2007, on or about October 26, 2007, at which point the Fund will provide a supplement to the Offer, which will include the updated NAV and other pricing information. If the Offer is scheduled to expire within ten (10) business days from the date that we provide you with the supplement to the Offer, we will extend the Offer to ensure that the Offer remains open for at least ten (10) business days after the date we publish notice of the supplement. As an example of the calculation of the Purchase Price, the NAV as of June 30, 2007 was $1,008.65 per Share; this amount discounted by 10% would equal a Purchase Price of $907.79 per Share.

The information set forth in the Offer to Purchase is incorporated herein by reference.

(c)   Trading Market and Price.   The Shares are not currently traded on an established trading market.

Item 3.                        Identity and Background of Filing Person.

(a)   Name and Address.   The information set forth under Item 2(a) above and under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.                        Terms of the Transaction.

(a)   Material Terms.   The information set forth in the Offer to Purchase under the “Summary of Terms”, Section 1 (“Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of the Tender Period; Termination”) is incorporated herein by reference.

(b)   Purchases.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.                        Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Subject Fund’s Securities.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Fund does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Fund, any of the Fund’s executive officers or directors, any person controlling the Fund or any officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.                        Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.

(b)   Use of Securities Acquired.   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Fund”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c)   Plans.   Except as referred to in Section 2, Section 7 or Section 10, we do not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in:

(a)    any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries;

(b)   other than in connection with transactions in the ordinary course of the Fund’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries;

(c)    any material change in the Fund’s present dividend rate or policy, or indebtedness or capitalization of the Fund;

(d)   any change in the composition of the Board or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

(e)    any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in the Fund’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”);

(f)    any class of equity securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(g)    any class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the “Exchange Act”);

(h)   the suspension of the Fund’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;

(i)    the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or

(j)     any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7.                        Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.   The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)   Conditions.   Not applicable.

(d)   Borrowed Funds.   Not applicable.

Item 8.                        Interest in Securities of the Subject Company.

(a)   Securities Ownership.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b)   Securities Transactions.   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.                        Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.   Not applicable.

Item 10.                 Financial Statements.

(a)   Financial Information.   The information set forth under Section 8 (“Financial Statements”) is incorporated herein by reference.

(b)   Pro Forma Financial Information.   Not applicable.

Item 11.                 Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

(1)   The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5)  Not applicable.

(b)   Other Material Information.   The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(B), are incorporated herein by reference.

Item 12.                 Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated , 2007.
99(a)(1)(B)	Form of Letter of Transmittal.*
99(a)(1)(C)	Form of Withdrawal Form.
99(a)(1)(D)	Form of Notice of Guaranteed Delivery.
99(a)(1)(E)	Form of Letter to Shareholders who have requested Offer to Purchase.
99(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(G)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(H)	Form W-9, Form W-8BEN, and Form W-8IMY.
99(b)	Not applicable.
99(d)(1)

Form of Investment Advisory Agreement (Incorporated by reference to Exhibit g of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004)

99(d)(2)

Form of Investment Sub-Advisory Agreement with Conning Asset Management Company (Incorporated by reference to Exhibit g.2 of Amendment No. 2 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on January 28, 2005).

99(d)(3)

Form of Custodian Agreement (Incorporated by reference to Exhibit j of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

99(d)(4)

Sub-Custody Agreement between SEI Private Trust Company and Wachovia Bank, National Association (Incorporated by reference to Exhibit j.3 of Amendment No. 12 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on June 16, 2006).

99(d)(5)

Administration Agreement (Incorporated by reference to Exhibit k.1 of Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-21479) filed with the U.S. Securities and Exchange Commission on November 1, 2004).

99(g)	Not applicable.
99(h)	Not applicable.

*                    To be filed by amendment.

Item 13.                 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2007
MADISON HARBOR BALANCED STRATEGIES, INC.
By: /s/ EDWARD M. CASAL
Name: Edward M. Casal
Title: Chief Executive Officer